Holland+Knight

Tel 202 955 3000
Fax 202 955 5564

Holland & Knight LLP
2099 Pennsylvania Avenue, N.W., Suite 100
Washington, D.C. 20006
www.hklaw.com

Joseph R. Manghisi
212 513 3370
joseph.manghisi@hklaw.com

05012944

November 29, 2005

SUPPL

RECEIVED NOV 29 2005 SEC MAIL PROCESSING SECTION WASH. 156

PROCESSED DEC 05 2005 THOMSON FINANCIAL

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 11/30

If you have any questions regarding this filing, please do not hesitate to call me at (212) 513-3370 or, in my absence, Neal N. Beaton of this office at (212) 513-3470 or Lance D. Myers of this office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Joseph R. Manghisi
Holland & Knight LLP

3348442_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed below is set out in EXHIBIT A hereto)

For the month of November 2005, Japan Tobacco Inc. has no Japanese language documents or materials for submission to the U.S. Securities and Exchange Commission pursuant to Rule 12g3-2.

B. ENGLISH LANGUAGE DOCUMENTS
(English language documents listed below are included in EXHIBIT B hereto)

1. Business Report for the first half of the fiscal year ending March 2006.

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Not Applicable.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English language document referred to in ANNEX, Section B, item 1.

1. Business Report for the first half of the fiscal year ending March 2006.

Business Report for the first half of the fiscal year ending March 31, 2006

<A Message from Management>

We have been making efforts toward complete execution of "JT PLAN-V", our mid-term management plan ending this fiscal year, with carrying out aggressive management activities such as strengthening the organization and human resources competitiveness, and reinforcing business foundation, for the purpose of achieving further profit growth.

In the first half of this fiscal year, we posted higher earnings driven by the profit growth in international tobacco business and reinforcement of cost structure, despite the sales volume decline in domestic tobacco business. Toward this fiscal end, we expect to achieve a record high in profit.

We strive to implement the management plan steadily so as to realize a sustainable growth, and make efforts to increase our business value.

Overview of the financial results for the first half of FY 3/2006

For the first half of this fiscal year, JT reported higher earnings on lower sales (see Table 1).

Looking each business segment in terms of net sales, domestic tobacco business showed a decrease by 16 billion yen compared with the corresponding figure for the previous year, due to the sales decline resulted from the termination of license agreement of Marlboro products. International tobacco business showed an increase by 19.7 billion yen compared with the corresponding figure for the previous year driven by sales growth of GFBs ("Camel", "Winston", "Mild Seven" and "Salem", hereinafter "GFB"). Pharmaceuticals business showed a decrease by 0.2 billion yen compared with the corresponding figure for the previous year, and foods business showed an increase by 6.2 billion yen compared with the corresponding figure for the previous year mainly due to the expansion of vending machine sales channels. Other business showed a decrease by 18.4 billion yen compared with the corresponding figure for the previous year. As a result, for the first half of this fiscal, total net sales (excluding tax) amounted 1,008.6 billion yen, decreased by 8.7 billion yen compared with the corresponding figure for the previous year.

On the other hand, operating income achieved 165.2 billion yen, increased by 25 billion yen compared with the corresponding figure for the previous year, which was due in part to the cost reduction efforts in each business segment and decreased personnel expenditure, and in addition, to the GFB profit growth in international tobacco business.

Net income was 101.0 billion yen, which also showed an increase by 25.9 billion yen, with improved extraordinary loss related to the business structure reform.

(billions of yen)

	Semi-annual period		Change
	FY 3/2005	FY 3/2006	
Sales (Tax included)	2,369.2	2,346.8	△22.3
Sales (Tax excluded)	1,017.3	1,008.6	△ 8.7
EBITDA	202.6	227.6	24.9
Operating income	140.1	165.2	25.0
Reccuring profit	137.8	158.3	20.5
Net income	75.0	101.0	25.9

* EBITDA=Operating income + depreciation and amortization

(Table 1) Semi-annual consolidated financial results

<Review of operation>

Domestic Tobacco

As for the domestic tobacco business, total demand continues declining and competition with competitors for the market share is becoming intense. Under the circumstances, JT's market share in this fiscal half decreased by 0.6% to 65.6%. For 1-mg tar, menthol and 300 yen or higher priced products, composing the growing segment, JT gained the market share among intense competition affected by launch of new products by competitors. Especially, the share of 1-mg tar products stably rose with its positive launch of new products.

For D-spec products (reduced-odor products), JT have gained a large share by selling Seven Stars Revo Lights Menthol and Lucia Citrus Fresh Menthol One nationwide from September.



Total Demand and JT's Sales Volume
Total demand
JT sales volume
(Billion)
170.0
150.0
130.0
110.0
90.0
70.0
50.0
30.0
163.0
21.4
160.8
18.0
154.4
12.6
150.4
09.8
146.8
99.1
2002
2003
2004
2005
2006
Semi-annual period ending March

*original basis: JT's original products + Marlboro to the end of April 2005 + integrated JTI products from May 2005 (Camel, Winston, Salem, etc.)



JT's Share*
%
70
68
66
64
62
60
67.3
66.6
66.6
66.7
66.7
66.6
66.4
66.1
66.1
65.5
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
FY3/2004
FY 3/2005
FY 3/2006

*JT's original products + integrated JTI products (Camel, Winston, Salem, etc.)



JT's Share of Growimg Segments
%
1-mg tar products
Menthol products
Products priced at ¥300 or more
13.0
12.0
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
8.7
9.3
9.2
10.0
10.4
10.3
10.7
11.1
11.3
11.7
4.3
4.4
4.6
5.2
5.6
5.5
5.8
6.1
6.3
6.5
4.2
4.3
4.5
5.1
5.0
5.1
4.8
5.1
5.1
5.2
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
FY 3/2004
FY 3/2005
FY 3/2006



%
Market Share of D-spec Products
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
0.04
0.13
0.54
0.91
0.91
0.95
0.90
0.94
0.91
1.24
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
FY 3/2004
FY 3/2005
FY 3/2006

International Tobacco

As for the international tobacco business, JT is aiming to strengthen GFB equity and concentrate on core markets as our business challenges. During the period from January to September 2005, total sales volume grew at 3.9% driven by favorable conditions in Iran, Russia, Ukraine, Taiwan, and Italy. GFB sales volume also increased by 2.2% thanks to the growth of Winston, Camel, and Mild Seven in core markets, and JT is maintaining strong momentum.



Sales Volume of International Tobacco Business
(Billion)
Total sales volume
GFB sales volume
180.0
150.0
120.0
90.0
60.0
30.0
156.1
83.1
149.0
88.1
157.4
97.1
163.5
99.2
2002
2003
2004
2005
from January to September

Pharmaceuticals

The pharmaceuticals business has just attained the business goal established in JT PLAN-V, "putting three compounds representing potential world-class drugs in clinical development", in the first quarter of this fiscal year. We continue making efforts to reinforce the R&D pipelines.

Clinical development (as of October 31, 2005)

Code	Stage	Indication	Characteristics	Rights
JTT-705 (oral)	Phase1 (Japan)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	A license agreement was signed with Roche (Switzerland) for development and commercialization of this compound worldwide except Japan and Korea. (October 2004)
JTT-130 (oral)	Phase2 (Japan) Phase1 (Overseas)	Hyperlipidemia	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1 (Japan)	Anti-HIV	Integrase inhibitor which works by blocking integrase, an enzyme that isinvolved in the replication of	A license agreement was signed with Gilead (US) for development and

			HIV (HIV:Human Immunodeficiency Virus)	commercialization of this compound worldwide except Japan. (March 2005)
JTT-302 (oral)	Phase1 (Overseas)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase1 (Japan)	Osteoporosis	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	

Foods

The food business has put operating income into the black a year earlier than planned. For this fiscal year, JT is stably moving ahead to achieve the initial income goal.

<Outlook for the fiscal year ending March 2006>

With regard to the consolidated business results for this fiscal year, JT expects that operating income, recurring profit and net income will mark a historical high each. Comparing to the initial forecasts, JT expects that a decline in income due to the decrease in sales volume of the domestic tobacco business will be offset by the upward revision of the international tobacco business, and that operating income will be at the same level as our initial forecasts. JT has revised net income upward because of an increase in profits on sale of fixed assets.

(Billions of yen)

	FY3/2005	Revised forecasts for FY3/2006	Change	Initial forecasts for FY3/2006
Net Sales	4,664.5	4,620.0	△ 44.5	4,640.0
EBITDA	400.1	424.0	23.8	423.0
Operating income	273.3	298.0	24.6	297.0
Recurring profit	270.2	291.0	20.7	293.0
Net income	62.5	189.0	126.4	180.0
ROE	4.2%	11.9%	7.7%	11.4%
Cash flow	269.4	106.0	△ 163.3	108.0

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;

(2) legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;

(3) litigation in Japan and elsewhere;

(4) our ability to further diversify our business beyond the domestic and international tobacco industry;

(5) our ability to successfully expand internationally and make investments outside of Japan;

(6) competition and changing consumer preferences;

(7) the impact of any acquisitions or similar transactions;

(8) local and global economic conditions; and

(9) fluctuations in foreign exchange rates and the costs of raw materials.

<SEMI-ANNUAL CONSOLIDATED FINANCIAL STATEMENTS>

SEMI-ANNUAL CONSOLIDATED BALANCE SHEETS

	as of Sep. 30, 2005	*change from March 31, 2005*
		Millions of yen
ASSETS	JPY	JPY
CURRENT ASSETS	1,537,737	33,289
FIXED ASSETS	1,464,825	△ 12,754
Property, plant and equipment:	614,212	△ 25,442
Buildings and structures	244,075	△ 12,782
Machinery, equipment and vehicles	141,879	1,268
Land	146,242	△ 24,704
Other	82,014	10,775
Intangible Assets:	572,751	3,042
Goodwill	337,015	15,601
Trademarks	200,806	△ 10,717
Other	34,928	△ 1,841
Investments and other assets:	277,862	9,646
DEFERRED ASSETS	36	9
TOTAL ASSETS	3,002,600	20,544

*Amounts are rounded down to the nearest JPY 1 million.

This is the balance between acquisition cost upon business acquisition and current value of stockholders' equity. It mainly arose upon acquisition of RJR International (currently JT International) and Unimat Corporation (currently Japan Beverage, inc.)

Chiefly the trademarks of Global Flagship Brands such as Camel, Winston and Salem, which JT obtained by acquiring RJR International.

	as of Sep. 30, 2005	*change from March 31, 2005*
		Millions of yen
LIABILITIES	JPY	JPY
CURRENT LIABILITIES	692,346	△ 49,992
NON-CURRENT LIABILITIES	629,121	△ 58,794
TOTAL LIABILITIES	1,321,468	△ 108,787
MINORITY INTERESTS	55,651	2,055
SHAREHOLDERS' EQUITY:		
COMMON STOCK	100,000	-
CAPITAL SURPLUS	736,400	-
RETAINED EARNINGS	891,363	85,435
NET UNREALIZED GAINS ON INVESTMENT SECURITIES	24,806	7,918
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	△ 52,511	33,921
TREASURY STOCK	△ 74,578	-
TOTAL SHAREHOLDERS' EQUITY	1,625,479	127,276
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	3,002,600	20,544

*Amounts are rounded down to the nearest JPY 1 million.


(Billions of yen)
1,000.0
900.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
550.7
511.7
623.5
424.4
798.4
381.2
863.6
230.7
904.2
226.8
2002
2003
2004
2005
as of Sep. 30, 2005
as of March 31
Liquidity
Interest-Bearing Debt

Liquidity = cash and deposits + marketable securities
+ Commercial paper received under repurchase agreement.
Interest-Bearing Debt = Short-Term Debt + Bonds + Long-Term Debt.

SEMI-ANNUAL CONSOLIDATED STATEMENTE OF OPERATIONS

	Millions of yen	
	for the six months ended Sep. 30, 2005	*change from the comparable period in 2004*
	JPY	JPY
Net sales	2,346,865	△ 22,393
Cost of sales	1,883,197	△ 5,035
GROSS PROFIT	463,668	△ 17,358
Selling, general and administrative expenses	298,396	△ 42,438
OPERATING INCOME	165,272	25,080
Non-operating income	4,991	△ 3,882
Non-operating expenses	11,882	644
RECURRING PROFIT	158,381	20,553
Extraordinary profit	37,939	△ 13,518
Extraordinary loss	33,783	△ 37,547
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	162,537	44,582
Income taxes-current	59,397	20,197
Income taxes-deferred	-	-
Minority interests	2,139	△ 1,561
NET INCOME	101,000	25,945

*Amounts are rounded down to the nearest JPY 1 million.

Personnel cost reduced by the implementation of voluntary retirement program and the royalty expense also reduced following the termination of the Marlboro license agreement.

Operating income grew mainly due to reinforcement of cost structure in domestic tobacco business, and profit growth in international tobacco business driven by the sales expansion of GFBs.

Extraordinary loss shrank as business restructuring cost has declined.

SEMI-ANNUAL CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen	
	for the six months ended Sep. 30, 2005	*change from the comparable period in 2004*
	JPY	JPY
NET CASH USED BY OPERATING ACTIVITIES	55,246	△ 49,026
NET CASH USED BY INVESTING ACTIVITIES	5,929	△ 187,001
NET CASH USED BY FINANCING ACTIVITIES	△ 20,692	124,729
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	4,523	3,637
NET DECREASE IN CASH AND CASH EQUIVALENTS	45,006	△ 107,660
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	829,087	227,426
CASH AND CASH EQUIVALENTS, END OF PERIOD	874,094	119,765

*Amounts are rounded down to the nearest JPY 1 million.



(Billions of yen)
180
160
140
120
100
140.1
137.8
165.2
158.3
FY2004 First half
FY2005 First half
operating income
recurring profit

<SEMI-ANNUAL NON-CONSOLIDATED FINANCIAL STATEMENTS>

SEMI-ANNUAL NON-CONSOLIDATED BALANCE SHEETS

		Millions of yen
	as of Mar. 31, 2005	*as of Sep. 30, 2005*
ASSETS	JPY	JPY
CURRENT ASSETS:	975,215	924,041
Cash and deposits	23,217	16,388
Trade notes	903	683
Account receivable	54,132	55,975
Half-finished products	140,309	124,038
Raw materials	80,769	59,333
Inventories	50,214	37,214
Cash management system deposits	564,938	565,320
Other	60,997	66,099
Allowance for doubtful accounts	△ 266	△ 1,011
FIXED ASSETS:	1,573,708	1,552,339
Property, plant and equipment:	434,582	400,500
Buildings	194,508	182,583
Machinery and equipment	68,571	71,370
Land	148,727	124,292
Other	22,774	22,253
Intangible Assets:	143,971	148,841
Trademarks	122,145	107,418
Other	21,825	41,422
Investments and other assets:	995,155	1,002,998
Investments in related companies	764,123	764,245
Other	235,697	243,518
Allowance for doubtful accounts	△ 4,665	△ 4,765
TOTAL ASSETS	2,548,924	2,476,381

*Amounts are rounded down to the nearest JPY 1 million.

		Millions of yen
	as of Sep. 30, 2005	*change from March 31, 2005*
LIABILITIES	JPY	JPY
CURRENT LIABILITIES:	462,299	380,573
Accounts payable	15,481	19,357
Current portion of long-term borrowings	17,417	17,415
Other accounts payable	215,522	128,591
National tobacco excise taxes payable	57,169	48,928
National tobacco special excise taxes payable	14,996	12,834
Local tobacco excise taxes payable	69,411	62,789
Income taxes payable	26,900	44,883
Accrued employees' bonuses	13,981	13,432
Other	31,419	32,340
NON-CURRENT LIABILITIES:	558,837	498,816
Bonds	150,000	150,000
Long-term borrowings	28,377	19,670
Liabilities for retirement benefits	231,091	227,379
Liabilities for retirement benefits for director and corporate auditors	283	253
Other	149,084	101,512
TOTAL LIABILITIES	1,021,136	879,390
SHAREHOLDERS' EQUITY:		
COMMON STOCK	100,000	100,000
CAPITAL SURPLUS:	736,400	736,400
Capital reserves	736,400	736,400
RETAINED EARNINGS:	751,508	813,060
Profit reserves	18,776	18,776
Voluntary reserves	695,437	694,394
Unappropriated retained earnings at the end of periods	37,294	99,890
NET UNREALIZED GAINS ON INVESTMENT SECURITIES	14,457	22,108
TREASURY STOCK	△ 74,578	△ 74,578
TOTAL SHAREHOLDERS' EQUITY	1,527,787	1,596,991
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	2,548,924	2,476,381

*Amounts are rounded down to the nearest JPY 1 million.

SEMI-ANNUAL NON-CONSOLIDATED STATEMENT OF OPERATIONS

Millions of yen

	for the six months ended Sep. 30, 2004	*for the six months ended Sep. 30, 2005*	*changes*	*for the year ended Mar. 31, 2005*
	JPY	JPY	JPY	JPY
Net sales	**1,379,516**	**1,238,074**	**△ 141,441**	**2,685,948**
Cost of sales	1,089,504	970,905	△ 118,599	2,114,049
GROSS PROFIT	290,011	267,168	△ 22,842	571,898
Selling, general and administrative expenses	196,389	161,397	△ 34,991	382,288
OPERATING INCOME	93,622	105,771	12,149	189,609
Non-operating income	9,407	15,569	6,162	17,140
Interest income	212	285	72	456
Security income	53	11	△ 42	83
Dividend income	5,259	12,626	7,366	9,229
Other	3,881	2,647	△ 1,234	7,371
Non-operating expenses	6,483	6,970	487	12,630
Interest expense	544	389	△ 154	1,010
Bond interest	1,551	1,349	△ 202	2,490
Other	4,387	5,231	843	9,129
RECURRING PROFIT	96,546	114,370	17,824	194,120
Extraordinary profit	50,920	36,204	△ 14,716	77,426
Extraordinary loss	66,569	28,153	△ 38,416	236,575
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	80,897	122,421	41,524	34,971
Income taxes-current	**26,507**	**45,393**	**18,886**	**47,995**
Income taxes-deferred	-	-	-	△ 40,054
NET INCOME	54,390	77,028	22,637	27,030
Unappropriated retained earnings brought forward	**20,035**	**22,861**	**2,826**	**20,035**
Interim dividend	-	-	-	**9,771**
Unappropriated retained earnings at the end of period	**74,426**	**99,890**	**25,463**	**37,294**

*Amounts are rounded down to the nearest JPY 1 million.